September 8,  2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Sirs:

We were previously principal auditors for the Cova Series Trust and, under the Independent Auditors' Report dated February 4, 2000, we reported on the financial statements and financial highlights as of December 31, 1999 and for the years or periods covered by our Independent Auditors' Report dated February 4, 2000. We have read the statements made by Mark Reynolds, President of Cova Life (copy attached), which we understand will be filed in response to Sub-Item 77k of Form N-SAR and we agree with the statements concerning our firm contained therein.


Very truly yours,